STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	July 27, 2004
Corporate Office:	#SRU-12-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

VTEM HELICOPTER SURVEY OUTLINES CONTINUOUS
EM CONDUCTORS TOTALLING 15 KILOMETERS
AT FERGUSON LAKE, NUNAVUT

Starfield Resources Inc. has received results of the "state-of-the-art" helicopter borne time domain electromagnetic and magnetometer geophysical survey recently completed by Geotech Ltd. of Aurora, Ontario, contractor to the Company. This is the first time that modern airborne EM technology has been used to locate conductors in the Ferguson Lake Mineral District. Extensive UTEM ground geophysical surveying by Starfield Resources in the Ferguson Lake Mineral District has detected conductors. Sulphide mineral concentrations containing Cu+Ni+Co+Pd+Pt resources are coincident with the drilled UTEM conductors.

Geotech used its VTEM (VersaTEM) time domain electromagnetic instrument survey to prospect for conductive bodies on the property. The VTEM and magnetometer survey covered 44 km2 where 343 line kilometers were surveyed. North-South flight lines were flown in two separate areas, one Survey Block on the West and a second Survey Block on the East side of Ferguson Lake. The East Survey Block also covered a portion of the claims under option to Starfield Resources (the Operator, earning 50%) in their agreement with Wyn Developments. The VTEM system detects conductive targets at greater depths (expectations of 250m or more) than other helicopter-borne technologies. Using a low base frequency of 30 Hz, VTEM instrumentation is ideally suited for copper-nickel massive sulphide exploration since lower base frequency UTEM-3 ground surveys have been so successful in detecting conductive anomalies at Ferguson Lake (Press Release #SRU-1-04-A, Jan. 22, 2004).

In the Ferguson Lake Mineral District, ground geophysical surveys using UTEM instrumentation have proven effective to identify conductive targets. Subsequent diamond drilling of these anomalies has resulted in discovery of Starfield's Cu+Ni+Co+Pd+Pt sulphide resources. Ground geophysical technology has continued to be used by Starfield Resources to trace the generally-continuous UTEM conductive target hosting the known resource which strikes east to west and then trends southwest across the district for over 15 kilometers.

The Geotech VTEM- magnetic survey's goal was: (a) to test airborne EM technology and instrumentation to generate new conductive targets which may not have previously been detected because of the placement of ground UTEM survey grids and loops; (b) to reconfirm and extend the near-surface conductive signatures of sulphide mineralization across the property; (c) to provide airborne conductor resolution and define conductive target strike-length extent; and (d) to use the airborne data to further guide "state-of-the-art" ground geophysical surveys (UTEM-4 borehole and SQUID instrumentation) over the newly established conductive and magnetic anomalous targets generated during the VTEM-magnetic survey test.

VTEM instrumentation and technology was not developed when Starfield Resources started its aggressive, modern exploration of the Ferguson Lake property. This deep penetration methodology tows the EM sensor 40 meters below the helicopter which maintains a ground clearance of 70 meters. The transmitter coil diameter is 26 meters and the magnetic field sensor is towed 15 metres below the helicopter.

Geophysical survey readings were gathered about every two meters along pre-programmed survey grid lines (100 or 200-meter line spacing) and accurate GPS navigation and radar altimeter systems were used to guide the data acquisition for the survey.

Within the East Survey Block, shallow to near surface VTEM conductors were detected along a 3 kilometer east-west strike length containing known East Zone base and precious metal sulphide mineralization. This exposed gossanous mineralized feature is directly correlated with the VTEM conductive anomaly and has been partially explored by Inco and Starfield Resources drill holes. To the south a second extensive VTEM conductive zone was detected striking for at least 5 kilometers. This strong conductive response results in a VTEM anomaly which follows sporadic mineralized exposures from the lakeshore west to east and then to the northeast to include those found on the Starfield-Wyn Developments agreement claims, JR1 and JR2. This sulphide mineralized feature is coincident with a continuous conductive-magnetic anomaly of 5 kilometers in extent, known as the “51 Extension” target. Between these two well-defined and near-surface conductive VTEM linear trends, a third anomalous target is interpreted to be deeper. This 500 meter by one kilometer conductive anomaly is partially associated with the “M-Zone” ground UTEM survey which described the conductive target as a flat-lying basin-like feature. The M-Zone VTEM target also coincides with a strong magnetic anomaly. The “51 Extension” and M-Zone conductive targets have not been systematically explored by diamond drilling. Previous shallow drilling would appear not to have been located in the prime target areas of these two extensive VTEM conductors. To the south of the 51 Extension linear 5-kilometer-long trend, a third east-west linear conductive target appears to be developing. However, this conductive response is near survey flight-line termination positions or is a more scattered feature possibly indicating a deeper conductive source.

The West Survey Block area is dominated by a conductive VTEM feature directly associated with the known West Zone-West Zone Extension mineralization. These zones define most of Starfield’s drilled sulphide resources on the property to date. The continuous conductive VTEM target is 3.6 kilometers long, striking east to west along exposed gossans and then follows drilled base and precious metal sulphide mineralization under cap rocks further to the west. Most of Starfield Resources’ Cu+Ni+Co+Pd+Pt inferred and all indicated sulphide resources lie along this airborne VTEM conductor and magnetic anomaly.

To the south of the West Zone VTEM anomaly lies a significant parallel east-west conductive VTEM target. It extends from the West Zone South outcrop area to the east into the lake for a distance of 3 kilometers. This is an example of the VTEM survey extending the strike length and confirming ground UTEM conductive targets. Significantly, along a southwest trend that reaches the South Discovery Zone outcrop area, a sporadic VTEM conductive target is clearly developed. This newly discovered SW conductive VTEM trend parallels or is part of the 2003 UTEM SW-striking 119 Extension conductive anomaly currently being drilled. The 119 Extension ground UTEM survey target has been interpreted to be somewhat deeper than the penetration expected from an EM airborne survey. However, the fact that some multi-line VTEM conductors have been defined is significant as they were not covered by the previously conducted UTEM grid-loop placements. Similar to the three parallel linear conductive VTEM features defined in the East Survey Block, to the south of the West Zone South east-west linear VTEM conductor, the West Survey Block displays the existence of a third parallel conductive VTEM trend. Although of relatively weak conductive response, conductive VTEM anomalies can be interpreted as developing at depth. More airborne survey work along the strike of this third parallel conductive feature eastwards to the lake is required as the area was not completely covered during this VTEM survey. To the North of the West Zone Extension area, significant conductive multi-line (striking at least 1 kilometer) VTEM targets are found near flight line terminations. This east –west trending VTEM conductive response may be associated with mineralized targets hosted in iron-formation and/or volcanic sulphide-bearing strata present in the area.

The Ferguson Lake property VTEM- magnetic airborne survey data is currently being evaluated and interpreted in detail by Starfield’s geophysical advisors. The VTEM test survey provided significant depth penetration (preliminary interpretation of at least 250m) and discrimination of conductive bodies in known and unknown areas of sulphide mineralization. Since 1999, Starfield Resources has drilled over 184 holes (over 68,000 meters) into modern, ground-geophysical survey generated conductive anomalies. Sulphide mineralization was always intercepted during core drilling. This exceptional record of success has led to at least a 10-fold increase in the known sulphide resources in the district. It is evident from this latest airborne

EM-magnetic geophysical survey that the Ferguson Lake Mineral District must receive considerably more systematic exploration. The Company intends to expand its airborne EM coverage of the district. During the 2004 Phase I Exploration Program, Starfield Resources will use the latest VTEM- magnetic results to guide prospecting, further ground geophysical surveying and diamond drilling.

Preliminary maps depicting VTEM airborne conductive response patterns developed at Ferguson Lake may be viewed on the Company's website. More detailed and further interpretation and map products developed by Starfield's geophysical advisors will be made available in the future.

On behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.